DATE: November 5th. 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE: November 5th, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

On November 4th. 2004, Jan A. Vestrum, President and Chief Executive Officer of Crew Gold Corporation, bought 4.2 million shares in Crew at NOK 6.19 in the fulfilment of a previously announced forward contract; sold 4.2 million shares at NOK 6.27 and bought 4.2 million shares at NOK 6.36 by way of a new forward contract with a maturity date of February 2nd , 2005

Mr. Vestrum’s exposure totals 8.625.000 Crew shares, including common shares, forward contracts and options. .

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 1932 268755) or by email to  mailto:enquiries@crewgold.com.  For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website  "http://www.crewdev.com/"